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                                                                 EXHIBIT 99.(a)7



                           [NITCHES INC. LETTERHEAD]


August 18, 1998

To Our Shareholders:


     Nitches, Inc. is offering to purchase up to 1,000,000 shares of its common stock (representing approximately 50% of the currently outstanding shares) from its shareholders through a tender offer at $4.00 per share.

     All of the shares that are properly tendered (and which have not been withdrawn prior to the expiration of the offer) will, subject to possible proration, be purchased. All shares that have been tendered and not purchased will be returned promptly to the shareholders. The tender offer is not conditioned on any minimum number of shares being tendered.

     The tender offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, detailed instructions on how to tender shares are also in the enclosed materials. I encouraged you to read these materials carefully before making any decision with respect to the tender offer. Please note that the tender offer is scheduled to expires at 5:00 P.M., New York City time, on Wednesday, September 16, 1998 unless extended by the Company.



Sincerely,


Nitches, Inc.



Steven P. Wyandt
President